

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2010

Mr. Joachim Fleing
Chief Financial Officer
Sangui Biotech International Inc.
Alfred Herrhausen Street 44,
Witten, 58455
Germany

Re: **Sangui Biotech International Inc.**
Form 10-KSB for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
File No. 0-29233

Dear Mr. Fleing:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief